Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Commission File No. 001-11001

The following is a transcript of Maggie Wilderotter’s appearance on the television show Mad Money, first aired at 6:00 p.m. Eastern time on July 13, 2009.

Maggie Wilderotter - CNBC Mad Money - July 13, 2009 6:14 PM ET

[Cramer]  I want to talk to you tonight about a company that some of you could be -- well, you’re about to become big shareholders in whether you like it or don’t. I’m talking about -- Frontier Communications. Frank Tom Riley. F.T.R. which agreed to buy 4.8 million land lines from Verizon in 14 states, in exchange for $5.25 billion in stock, okay, that’s why you might be getting some as well as assuming $3.3 billion in debt. Now, you know we’re fans of the long suffering Verizon on this show. We like its juicy 6.3% yield and when this deal goes through, if you’re a Verizon shareholder, you’ll be getting one share of Frontier, a $6 and change stock for every 4.2 shares of Verizon you own.

What the heck should you do with it? And for everyone else on the sidelines, does this deal mean Frontier might be worth buying now or more likely at some point in the future? say after the Verizon shareholders collect their Frontier shares and then --sell, sell, sell -- on the open market because they don’t want to own any Frontier because they don’t know what it is and that’s something that could really depress Frontier’s already low price if it happens. As Verizon shareholders will own 2/3 of the shares outstanding after the deal finishes. So let’s take a closer look. Everybody knows the old-fashioned telephone business is a stinker, which is why Verizon’s been off loading land lines like crazy. That said, there are some reasons to think Frontier might be worth holding on to or even buying after Verizon shareholders selling induced debt. After the deal, the company will triple in size. It will become the largest rural phone carrier. Frontier sees this as an opportunity to reduce line losses, increase, and I think this is really the sizzling part of the story, increase broadband penetration if you’re a land line operator, that’s where the money is. And also achieve $500 million in cost savings.

All right, now this one has an alarmingly high yield, you know I say that because a big yield raises red flags. This has an 11.4% yield after the close of the transaction. That’s the kind of dividend that I think is, well, let’s say could be dicey to me. Remember I said I wanted to hear from the CEO before I pronounced it safe. It’s possible that it might be better than it seems and that the yield alone should make the stock worth owning, remember it’s a $6.65 stock with a $1 dividend payout that’s being cut to 75 cents when the Verizon deal closes. Now if Frontier can just maintain its 75-cent dividend, listen to the math, the arithmetic, I’m sorry, you would double your money in about six years by reinvesting the dividend even if the stock went nowhere. That sounds good, but in the not so immortal words of Olivier in Marathon Man, is it safe? Well, Frontier’s expected to generate $1.95 in cash flow per share and about 1.1 to a $1.12 in free cash flow per share. So we know it should cover the dividend at least in the near future. Frontier’s got no big debt maturing until 2011, although that’s coming around the corner, when $1.1 billion comes due, that’s not an immediate worry. It’s got time to refinance. Company’s trying to get its debt rating up, so there’s less chance of a dividend boost or share buybacks here, but the rating agencies have become more positive, Moody’s putting it on review, for an upgrade. Fitch doing the same. The biggest worry isn’t the debt or the dividend, though; it’s that Frontier might go the way that similar companies that have bought land lines from Verizon in the past. When you look at what happened to FairPoint Communications that bought lines from Verizon in New England and then had its shares plummet from $9.02 when the deal went through -- this is hard to say, less than a dollar, less than a dollar now? I mean you’ve got to worry about the -- let’s see the FairPoint possibilities for Frontier.

Okay, there’s a big difference. The FairPoint deal required a complex and expensive migration from Verizon’s old systems to newly built ones. Frontier, on the other hand, isn’t creating any new systems, it’s paying Verizon to operate the ones it’s buying. So right now the ball’s in Frontier’s court. if the dividend’s protected, remember I would not recommend this stock when it was mentioned on the lightening round, unless I was sure, then it could be an attractive prospect. Especially after it gets hit by the Verizon shareholders selling, but it has to quickly demonstrate it can add value to the new Verizon shareholders, otherwise I expect the stock to get pummeled. This could be a serious opportunity, but I’ve also got some serious concerns that I can’t resolve on my own. So let’s talk to someone who can. Someone who wanted to come on the show because I said I don’t know if that dividend’s safe. I’m talking about the CEO of Frontier communications, Maggie Wilderotter.

[Cramer] Maggie, welcome to “Mad Money.”

[Wilderotter] Hi, Jim, it’s nice to be here.

[Cramer] I’m glad you stepped up because, you know -- we’ve been recommending Verizon since the show started and I know that people will get this, and I think they’ll just toss it away. Others will be worried that the dividend’s not safe. So why don’t we start from the top? It seems like a huge transaction for you and I think you’re going to be under pressure to see results quickly. What’s your game plan to make sure this transaction works?

[Wilderotter] Well, I think it starts and ends with execution. And that’s something that our company is very good at. We are the second largest rural telephone company today, we will become the largest. Rural is truly our business. We understand these markets, they’re very attractive demographics, very similar to the markets that we run today, and we’re going to overlay our local engagement model, which is how we fiercely compete in our markets today. We own our markets, we compete against cable operators predominantly, and we do a great job on behalf of our business and residential customers. I’ll give you a good example.

[Cramer] Okay.

[Wilderotter] One of the things that we do is that we really innovate on the front lines. Many of our customers did not own PCs. and as we roll out broadband, it’s hard for them to take advantage of getting onto the internet if they don’t have a PC in their home. I’m talking in some of our markets 30% to 40%.

[Cramer] That don’t have PCs?

[Wilderotter] That don’t have PCs. so over the last three years in a partnership with Dell computers, we have given away to our customers over 90,000 PCs. in exchange for them taking a bundle of our services for several years, and it’s been wildly successful for our company.

[Cramer] Alright, excellent. now, the main reason I wanted you on you know is because I question how you can afford to pay that 75 cent dividend given that what we’ve seen from land line pressure at the majors like Verizon and AT&T.

[Wilderotter] Well, let me start by saying that our access line losses are a lot less than a Verizon or AT&T. and we see that as a huge opportunity. A good example is that if you look at the properties we are buying their land line losses are over 10% annually. Ours is under 7%. And we think we can reverse the trend in those markets just like we’ve done in our markets. In addition to that, we are rolling out many new products for our customers. Over 45 new products in the last couple of years generating over $100 million in net new revenue. So we look at ourselves as the one-stop shop for all communication services. And we’ve grown customer revenue, even in a very tough economy from the first quarter of ‘08 to the first quarter of ‘09; our revenue per customer is up over $3.

[Cramer] Okay, that’s very different from the majors. Now, I’m a huge believer that the market’s pretty smart, not always really smart, but pretty smart. And when I see the size of that yield, what it says to me is there are many people who question your being able to maintain that. You cut the yield for -- you cut the dividend to 75 cents, why not cut it big? And make sure that there’s no problem with the rating agencies and then kind of build it up over time as you’re sure things work out?

[Wilderotter] Well, let me start by saying our dividend cut won’t take place until the transaction. So current Frontier shareholders today get $1 per share dividend. At the time of the transaction, what we looked at was what is the investment that we have to put into these new markets from an integration perspective and from a high-speed rollout perspective? And we want to accelerate that high-speed rollout in these markets. Because on average it’s about 60% reach today for high speed. And the markets where we do business today our reach is 92%. So, in accelerating investment, we wanted to make sure we had a dividend that was sustainable, but also, we wanted to make sure we stayed very shareholder-friendly. Think about it, Jim, we’re going to have, in the first year, $1.7 billion in free cash flow before synergies. The payout based upon the number of shares outstanding will be about $740 million. That’s lower than a 50% payout ratio; we think that dividend is very safe.

[Cramer] Okay, that’s important. I gave allusion; I know it’s not necessarily fair because of the problems FairPoint had in execution right at the top. You said you were not concerned about execution. Clearly, though, you’re running into this issue with the stock that could you be the next FairPoint, what is your elevator talk to people who say, hey listen, it’s got to be the next FairPoint.

[Wilderotter] There are four key differences between our transaction and the FairPoint transaction. And I must say that Ivan Seidenberg, the CEO of Verizon. When he and I sat down about this transaction, and remember, I went to him to buy these lines, not the other way around.

[Cramer] Right, I know, that’s very important.

[Wilderotter] I said to him this transaction has to be different. And it’s different in four key ways. First, this is deleveraging for our company, we get 2.6 times leverage ratio, which is approaching investment grade day one when we closed that transaction. And FairPoint was over leveraged four times when they did this transaction. Second, you mentioned this, the systems. We don’t have to create any new I.T. or financial systems to do this transaction. There’s one state, West Virginia, that we will convert at the time of close and we’re already well into the planning on that conversion. But the other 13 states come with their own set of systems, giving us the luxury to convert those systems on our own timetable. The third thing is we do business today in 24 states, 285 cities; we are a large $2.4 billion company. FairPoint was a small company and didn’t have the experience or the reach, like we have in our markets today.

[Cramer] Well, I’ll tell you. I’m a believer. I’m a believer. I would tell you that I think as someone who knows stocks, you know your business, that there will come a better moment when that stock-- because I don’t think the Verizon people who get the stock are going to understand the things you said. The knee jerk approach is usually to get rid of the stock. But I think that might be the opportunity given what you just said about the dividend.

[Wilderotter] And we’ve been out there very actively meeting with top shareholders for Verizon.

[Cramer] Excellent, okay, that’s Maggie Wilderotter. Thank you so much, she is the Chairman President, CEO of Frontier. There will come a moment and I’m going to tell you when it is when I think the stock will be fully distributed and the pressure will be over and then -- buy, buy, buy! We’re going to buy, buy, buy. Stay with Cramer.
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Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements speak only as of the date of this communication and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; our ability to successfully integrate the Verizon operations and to realize the synergies from the acquisition; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the merger; the failure to obtain our stockholders’ approval; the receipt of an IRS ruing approving the tax-free status of the transaction; reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost, of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find it

This communication is not a substitute for the prospectus/proxy statement Frontier will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by Frontier with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of Frontier is set forth in the proxy statement for Frontier’s 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.